FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2013

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Consolidated Interim Financial Statements

Nine Months Ended September 30, 2013

(Unaudited)

Expressed in Canadian Dollars

NOTICE TO READER

These unaudited condensed consolidated interim financial statements of Max Resource Corp. for the nine months ended September 30, 2013 have been prepared by management and approved by the Board of Directors. These unaudited condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

Max Resource Corp.

Condensed consolidated interim statements of financial position

(Expressed in Canadian dollars - unaudited)

As at

	Notes	September 30, 2013	December 31, 2012
ASSETS			(Audited)
Current assets
Cash and cash equivalents	3	$ 304,015	$ 510,288
Receivables and prepaids	4	4,215	8,040
Taxes recoverable		987	21,657
		309,217	539,985
Non-current assets
Equipment	6	851	1,103
Reclamation deposits	7	31,145	53,297
Exploration and evaluation assets	7	2,062,536	2,614,452
		2,094,532	2,668,852

TOTAL ASSETS		$ 2,403,749	$ 3,208,837

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$ 255,345	$ 41,633

SHAREHOLDERS’ EQUITY
Share capital	9	13,754,038	13,754,038
Share purchase warrant reserve	10	288,562	288,562
Share-based payment reserve	10	1,997,335	1,997,335
Deficit		(13,891,531)	(12,872,731)
		2,148,404	3,167,204

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 2,403,749	$ 3,208,837

Nature and continuance of operations (Note 1)

See accompanying notes to the condensed consolidated interim financial statements

Max Resource Corp.

Condensed consolidated interim statements of loss and comprehensive loss

(Expressed in Canadian dollars - unaudited)

	Notes	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012

Expenses
Amortization		$ 84	$ 117	$ 252	$ 355
Consulting	11	23,155	17,496	57,503	59,577
Consulting – stock-based compensation	9	-	12,409	-	147,438
Management fees	11	30,000	30,000	90,000	90,000
Office and miscellaneous		11,668	6,195	28,794	30,244
Professional fees		8,050	22,146	45,634	59,609
Transfer agent, filing fees and shareholder relations		39,014	43,158	120,751	150,357
Travel and promotion		2,778	4,013	13,568	20,625
		(114,749)	(135,534)	(356,502)	(558,205)

Other items
Interest income		-	3,021	2,196	10,233
Realized loss on sale of marketable securities	5	-	-	-	(4,527)
Write-off of exploration and evaluation assets	7	(664,494)	(1,177,622)	(664,494)	(1,177,622)
		(664,494)	(1,174,601)	(662,298)	(1,171,916)

Total loss and comprehensive loss for the period		$ (779,243)	$ (1,310,135)	$ (1,018,800)	$ (1,730,121)

Loss per share – basic and diluted	9	$ (0.03)	$ (0.05)	$ (0.04)	$ (0.07)

See accompanying notes to the condensed consolidated interim financial statements

Max Resource Corp.

Condensed consolidated interim statement of changes in equity

(Expressed in Canadian dollars)

		Share capital		Reserves
	Note	Number of shares	Amount	Share purchase warrant reserve	Share-based payment reserve	Deficit	Total

Balance at December 31, 2011		24,505,985	$ 13,754,038	$ 288,562	$ 1,881,765	$ (11,032,632)	$ 4,891,733
Loss and comprehensive loss for the period		-	-	-	-	(1,730,121)	(1,730,121)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	9	-	-	-	147,438	-	147,438
Balance at September 30, 2012		24,505,985	$ 13,754,038	$ 288,562	$ 2,029,203	$ (12,762,753)	$ 3,309,050

Balance at December 31, 2012		24,505,985	$ 13,754,038	$ 288,562	$ 1,997,335	$ (12,872,731)	$ 3,167,204
Loss and comprehensive loss for the period		-	-	-	-	(1,018,800)	(1,018,800)
Balance at September 30, 2013		24,505,985	$ 13,754,038	$ 288,562	$ 1,997,335	$ (13,891,531)	$ 2,148,404

See accompanying notes to the condensed consolidated interim financial statements

Max Resource Corp.

Condensed consolidated interim statements of cash flows

(Expressed in Canadian dollars - unaudited)

	Nine months ended
	September 30, 2013	September 30, 2012

Operating activities
Loss for the period	$ (1,018,800)	$ (1,730,121)
Items not affecting cash:
Amortization	252	355
Loss on sale of marketable securities	-	4,527
Stock-based compensation	-	147,438
Write-off of exploration and evaluation assets	664,494	1,177,622
Changes in non-cash working capital items:
Decrease (increase) in receivables and prepaids	3,825	(5,089)
Decrease (increase) in taxes recoverable	20,670	(48)
Increase (decrease) in trade payables and accrued liabilities	164,112	(112,562)
Net cash flows used in operating activities	(165,447)	(517,878)

Investing activities
Expenditures on exploration and evaluation assets	(62,978)	(490,194)
Exploration and evaluation asset recoveries	-	671,515
Recovery of reclamation bonds	22,152	21,293
Reclamation bond	-	(6,407)
Proceeds from sale of marketable securities	-	66,973
Net cash flows provided by (used in) investing activities	(40,826)	263,180

Decrease in cash and cash equivalents	(206,273)	(254,698)

Cash and cash equivalents, beginning of period	510,288	1,131,358

Cash and cash equivalents, end of period	$ 304,015	$ 876,660

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed consolidated interim financial statements

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

1.

Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporated on April 25, 1994, under the laws of the province of Alberta, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada and the United States. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal address records office and registered office of the Company are located at #2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2013, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, recover the carrying value of its assets, and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months with funds on hand.

2.

Significant accounting policies and basis of preparation

These unaudited condensed consolidated interim financial statements were authorized for issue on November 8, 2013 by the directors of the Company.

Basis of preparation

Statement of compliance with International Financial Reporting Standards

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2012.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

2.

Significant accounting policies and basis of preparation (cont’d)

ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2013:

IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 10, “Consolidated Financial Statements”

IFRS 10, “Consolidated Financial Statements”, provides a definition of control under IFRS such that the same criteria are applied to all entities.  Control exists when an entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the investor’s return.  The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 11, “Joint Arrangements”

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities - Non-monetary Contributions by Venturers”. The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.  The requirements of IFRS 12 relate only to disclosures that are applicable for the first annual period after adoption; these disclosure requirements will be incorporated as necessary in the Company’s annual financial statements for the year ended December 31, 2013.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

2.

Significant accounting policies and basis of preparation (cont’d)

ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

IFRS 13, “Fair Value Measurement”

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  The full disclosure requirements of IFRS 13 are prospective and will be incorporated in the Company’s annual financial statements for the year ended December 31, 2013.

3.

Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	September 30, 2013	December 31, 2012
Cash at bank	$ 304,015	$ 96,757
Guaranteed investment certificates	-	413,531
	$ 304,015	$ 510,288

4.

Receivables and prepaids

The components of receivables and prepaids are as follows:

	September 30, 2013	December 31, 2012
Accrued interest receivable	$ -	$ 3,817
Prepaid expenses	4,125	4,223
	$ 4,125	$ 8,040

5.

Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value of $90,000 from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company. The Company records these available for sale shares at fair value. During the year ended December 31, 2011, the Company sold 50,000 of these common shares for proceeds of $10,000 resulting in a gain of $2,500. At December 31, 2011, the Company held 550,000 common shares of Kokanee with a fair market value of $71,500 and reversed a previously unrealized gain of $84,000 which was recorded as other comprehensive loss, as well as an impairment of $11,000.

During the three months ended March 31, 2012, the Company sold its remaining 550,000 shares of Kokanee for proceeds of $66,973 resulting in a realized loss of $4,527.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

6.

Equipment

Cost:
At December 31, 2012 and September 30, 2013	$ 5,148
Amortization:
At December 31, 2011	3,570
Charge for the year	475
At December 31, 2012	4,045
Charge for the period	252
At September 30, 2013	4,297
Net book value:
At December 31, 2012	$ 1,103
At September 30, 2013	$ 851

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets

	Balance December 31, 2011	Additions	Write-offs	Recoveries received	Balance December 31, 2012	Additions	Write-offs	Balance September 30, 2013
Acquisition costs:
C de Baca, NM	$ 225,791	$ 10,210	$ (236,001)	$ -	$ -	$ -	$ -	$ -
Diamond Peak, NV	45,354	5,371	-	(3,417)	47,308	-	(47,308)	-
Ravin, NV	204,598	-	(201,038)	(3,560)	-	-	-	-
East Manhattan, NV	240,773	31,642	-	(3,773)	268,642	12,168	-	280,810
Howell, BC	37,500	-	-	(37,500)	-	-	-	-
Crowsnest, BC	8,817	-	-	(8,817)	-	-	-	-
Table Top, NV	82,344	1,523	-	(4,129)	79,738	-	(79,738)	-
Majuba Hill, NV	54,526	244,996	-	(1,330)	298,192	15,982	-	314,174
	899,703	293,742	(437,039)	(62,526)	693,880	28,150	(127,046)	594,984

Exploration costs:
C de Baca, NM	235,596	-	(235,596)	-	-	-	-	-
Diamond Peak, NV	60,463	1,823	-	-	62,286	-	(62,286)	-
Ravin, NV	504,987	-	(504,987)	-	-	-	-	-
East Manhattan, NV	108,181	2,387	-	-	110,568	31,566	-	142,134
Howell, BC	437,801	-	-	(437,801)	-	-	-	-
Crowsnest, BC	171,188	-	-	(171,188)	-	-	-	-
Table Top, NV	474,570	592	-	-	475,162	-	(475,162)	-
Majuba Hill, NV	828,718	443,838	-	-	1,272,556	52,862	-	1,325,418
	2,821,504	448,640	(740,583)	(608,989)	1,920,572	84,428	(537,448)	1,467,552
	$ 3,721,207	$ 742,382	$ (1,177,622)	$ (671,515)	$ 2,614,452	$ 112,578	$ (664,494)	$ 2,062,536

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets (cont’d)

C de Baca, New Mexico, United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado. Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until the commencement of production. After commencement of production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the years ended December 31, 2011 and 2012, the Company did not incur exploration costs on the C de Baca project.  During the year ended December 31, 2012, management elected not to continue with the development of C de Baca and consequently all related costs were written off to operations.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in certain claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust. The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company. The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 at date of issue and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011 (as amended)

   35,000 (U.S.) (deferred until further

notice)

May 9, 2012 (as amended)

   45,000 (U.S.) (deferred until further

notice)

Each anniversary thereafter for 4 years (as amended)

   50,000 (U.S.)

The Company could have purchased the property for US$300,000. If the option to purchase the property was exercised during the term of the rental payments, no further property rental payments would be due. The Diamond Peak property was subject to a 3% Net Smelter Royalty (“NSR”). Upon full exercise of the option, the Company would have owned 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incurring mineral exploration commitments of $1,000,000.

In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the year ended December 31, 2012, the Company incurred $1,823 for geological consulting fees on the Diamond Peak project and received a refund of state property fees in the amount of $3,417.   During the nine months ended September 30, 2013, the Company chose to no longer proceed with the property and, as a result, wrote off $109,594 to the statement of loss and comprehensive loss.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States (cont’d)

At September 30, 2013, the Nevada Bureau of Land Management (“BLM”) holds a $15,361 reclamation bond (December 31, 2012 - $15,361) from the Company to guarantee reclamation of the property.

Ravin Claims, Nevada, United States

On September 10, 2007, as amended November 9, 2010, the Company entered into an option agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property, consisting of mineral claims located in Lander County, Nevada. Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the option agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid), $10,650 (US$10,000) by September 10, 2010 (paid) and $10,010 (US$10,000) by September 10, 2011 (paid),  with an additional US$10,000 to be paid on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events. The Ravin Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project. In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the years ended December 31, 2011 and 2012, the Company did not incur exploration costs on the Ravin claims. During the year ended December 31, 2012, the Company received a refund of state property fees in the amount of $3,560. During the year ended December 31, 2012, the Company elected not to proceed with the Ravin Claims option agreement and, consequently, all related costs were written-off to operations.

At September 30, 2013, the BLM holds a $Nil reclamation bond (December 31, 2012 - $3,024) from the Company to guarantee reclamation of the environment on the property. The Company received a partial refund of $5,021 of the reclamation bond during the year ended December 31, 2012, with the remaining $3,024 received during the nine months ended September 30, 2013.

East Manhattan, Nevada, United States

On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an option agreement with MSM Resource LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the option agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26,603 (US$25,000) by December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), as well as US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit, which has been applied for but not yet been received.   During the year ended December 31, 2012, the Company paid $19,788 (US$20,000) while waiting to receive the drill permit for the property.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets (cont’d)

East Manhattan, Nevada, United States (cont’d)

In addition, the Company must incur exploration expenditures totaling US$700,000 on the claims, including the following minimum expenditures (subject to receipt of drill permits and securing a drill rig, which, as of the date of these financial statements, has not been received):

(i)

on or before the second anniversary, US$50,000 (completed);

(ii)

on or before the fourth anniversary, a further US$150,000 (deferred until drill permit is received);

(iii)

on or before the fifth anniversary, a further US$200,000 (deferred until drill permit is received); and

(iv)

on or before the sixth anniversary, a further US$300,000.

The East Manhattan Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project.

During the year ended December 31, 2012, the Company incurred geological consulting of $2,387 and received a refund of state property fees of $3,773 on the East Manhattan project.  During the nine months ended September 30, 2013, the Company incurred $27,371 for geological consulting, $2,534 for assaying and field expenses of $1,661 on the East Manhattan project.

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an option agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company could acquire a 60% interest in the Howell Gold Project in Southeast British Columbia. On July 23, 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011 - completed).

In February 2010, the Government of British Columbia announced a halt to all ongoing mineral exploration work and mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located. The Company was contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions were initiated with respect to compensation. During the year ended December 31, 2012, the Company was reimbursed for all its expenditures on the Howell and Crowsnest properties in the total amount of $655,306.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an option agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex required the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred indefinitely), US$35,000 on the second anniversary of the Agreement (deferred indefinitely) and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal. The Company could have purchased the property at any time for US$300,000, at which point the annual payments would have ceased.

The Table Top property was subject to a 3% NSR royalty. Upon full exercise of the option agreement, the Company would have owned 100% of the project.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets (cont’d)

Table Top, Nevada, United States (cont’d)

During the year ended December 31, 2012, $592 of geological consulting fees was incurred on the Table Top property. The Company received a refund of state property fees in the amount of $4,129.

During the nine months ended September 30, 2013, the Company received a refund of the $19,127 reclamation bond from the BLM (December 31, 2012 - $19,127) that was held to guarantee reclamation of the environment on the property.

During the nine months ended September 30, 2013, the Company chose to no longer proceed with the property and, as a result, wrote off $554,900 to the statement of loss and comprehensive loss.

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada. The terms of the Agreement with Claremont allowed the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property.

The Company could increase its interest in the property to 75% by spending a further US $3,500,000 on exploration over a subsequent two year period. The Majuba Hill property would be subject to a 3% NSR payable to the vendor, 1.5% of which could be purchased at any time for US$1,500,000.

On December 3, 2012, the Company entered into a Mining Lease and Option to Purchase Agreement (the “Lease Agreement”) with Claremont and JR Exploration LLC of Utah whereby the Company can acquire a 100% interest in the Majuba Hill property by the payment to Claremont of US$1,000,000 over a four year period, with US$200,000 having been paid on signing and US$200,000 payable each year on the anniversary of the Lease Agreement. This new Lease Agreement replaced the previous Agreement with Claremont.  Under the terms of this new Lease Agreement, there will be no annual work commitments and the NSR will be reduced from 3% to 1%.

On April 9, 2012, the Company entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights immediately adjacent of its Majuba Hill project in Nevada. The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year increasing incrementally to $30 per acre in year four and subsequent years. NNR has the right to retain a 15% working interest or it can convert it to a net smelter return of 0.5% on base metals and 1% on precious metals in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.  During the nine months ended September 30, 2013, the Company terminated the lease.

During the year ended December 31, 2012, the Company paid $244,996 (US$228,400) in lease payments on the Majuba Hill property and received a refund of state property fees in the amount of $1,330.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

7.

Exploration and evaluation assets (cont’d)

Majuba Hill, Nevada, United States (cont’d)

During the year ended December 31, 2012, the Company incurred $181,781 for geological consulting fees, $204,469 for drilling and $57,588 for field expenses on the Majuba Hill project. During the nine months ended September 30, 2013, the Company incurred $39,150 for geological consulting fees, $7,381 for assaying and $6,331 for field expenses on the Majuba Hill project.

At September 30, 2013, the BLM holds a $15,784 reclamation bond (December 31, 2012 - $15,784) from the Company to guarantee reclamation of the environment on the property.

7.

Trade payables and accrued liabilities

The components of trade payables and accrued liabilities are as follows:

	September 30, 2013	December 31, 2012
Trade payables	$ 52,590	$ 5,633
Amounts due to related parties (Note 11)	202,755	20,000
Accrued liabilities	-	16,000
	$ 255,345	$ 41,633

9.

Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2013, there were 24,505,985 issued and fully paid common shares (December 31, 2012– 24,505,985).

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2013 was based on the loss attributable to common shareholders of $1,018,800 (2012 - $1,730,121) and the weighted average number of common shares outstanding of 24,505,985 (2012 - 24,505,985).  Diluted loss per share did not include the effect of 2,680,000 outstanding stock options as they are anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,901,197. Such options will be exercisable for a period of up to 5 years from the date of grant. Options granted typically vest on the grant date.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

9.

Share capital (cont’d)

Stock options (cont’d)

The change in stock options during the nine months ended September 30, 2013 and the year ended December 31, 2012 are as follows:

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of period	3,280,000	$ 0.26	3,040,000	$ 0.28
Options granted	-	-	675,000	0.25
Options expired	(600,000)	0.35	(335,000)	0.36
Options cancelled	-	-	(100,000)	0.24
Options outstanding, end of period	2,680,000	$ 0.24	3,280,000	$ 0.26
Options exercisable, end of period	2,680,000	$ 0.24	3,280,000	$ 0.26

Details of stock options outstanding as at September 30, 2013 are as follows:

Exercise price	Number of options outstanding	Expiry Date
$ 0.24	480,000	October 26, 2013(1)
0.24	1,525,000	August 17, 2014
0.25	675,000	February 22, 2015
	2,680,000

(1)

Subsequent to September 30, 2013, these options expired unexercised.

The weighted average remaining contractual life of stock options outstanding at September 30, 2013 is 0.87 years.

On February 22, 2012, the Company granted stock options to directors and officers to purchase 675,000 common shares at a price of $0.25 per share to February 22, 2015. These options vested immediately. Their total fair value of $109,640 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.22% and an expected volatility of 106%.

Stock-based compensation expense of $37,798 was recorded during the nine months ended September 30, 2012 on previously-granted stock options.

No stock options were granted during the nine months ended September 30, 2013.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

9.

Share capital (cont’d)

Warrants

As at September 30, 2013, the Company had no warrants outstanding.

The changes in warrants during the period are as follows:

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of period	2,016,755	$ 0.38	2,016,755	$ 0.38
Warrants expired	(2,016,755)	0.38	-	-
Warrants outstanding, end of period	-	$ -	2,016,755	$ 0.38

10.

Reserves

Share based payment reserve

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

Share purchase warrant reserve

The warrant reserve records the value of warrants issued until such time that warrants are exercised, at which time the corresponding amount would be transferred to share capital.

11.

Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30, 2013	December 31, 2012
Company controlled by a director of the Company	$ 100,540	$ 10,000
Director of the Company	102,215	10,000
	$ 202,755	$ 20,000

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

11.

Related party transactions (cont’d)

Key management personnel compensation

Nine months ended
	September 30, 2013	September 30, 2012
Short-term employee benefits:
Management fees	$ 90,000	$ 90,000
Geological consulting	95,507	90,000
	$ 185,507	$ 180,000

Refer to Note 8 for amounts owing to related parties.

12.

Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited with major banks in Canada. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its taxes recoverable. This risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's primary source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to equity financing is dependent upon market conditions and market risks. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in United States dollar while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The majority of cash is held in Canadian dollars.

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

12.

Financial risk and capital management (cont’d)

Foreign exchange risk (cont’d)

The following is a summary of Canadian dollar equivalent financial assets and liabilities that are denominated in United States dollars:

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$ 38,004	$ 62,180
Accounts payable	(105,962)	(10,000)
	$ (67,958)	$ 52,180

Based on the above net exposures, as at September 30, 2013, a 10% change in the United States dollar to Canadian dollar exchange rate could impact the Company’s net loss by $6,796 (December 31, 2012 - $5,218).

Interest rate risk

Interest rate risk is the risk due to variability of interest rates.  The Company is exposed to interest rate risk on its bank account.  The income earned on the bank account is subject to the movements in interest rates.  The Company has cash balances and no-interest bearing debt, therefore, interest rate risk is nominal.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of working capital and share capital.  There were no changes in the Company's approach to capital management during the nine months ended September 30, 2013. The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$ 304,015	$ 510,288
Loans and receivables:
Receivables and prepaids	4,215	8,040
Taxes recoverable	987	21,657
Reclamation deposits	31,145	53,297
	$ 340,362	$ 593,282

Max Resource Corp.

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the nine months ended September 30, 2013

12.

Financial risk and capital management (cont’d)

Classification of financial instruments (cont’d)

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2013	December 31, 2012
Non-derivative financial liabilities:
Trade payables	$ 52,590	$ 5,633
Amounts due to related parties	202,755	20,000
	$ 255,345	$ 25,633

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2013 and December 31, 2012:

As at September 30, 2013
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 304,015	$ -	$ -

As at December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 510,288	$ - -	$ -

13.

Segmented information

The primary business of the Company is the acquisition and exploration of mineral properties in the United States.

14.

Supplemental cash flow information

During the nine months ended September 30, 2013, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	2013	2012
Accrued net deferred exploration costs for exploration and evaluation assets included in trade payables and accrued liabilities	$ 49,600	$ -

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2013

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three and nine months ended September 30, 2013. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at November 8, 2013.

Management is responsible for the preparation and integrity of the unaudited condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the unaudited condensed consolidated interim financial statements and Management Discussion and Analysis (“MD&A”), is complete and reliable.

The accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of financial statements. All amounts are expressed in Canadian dollars, unless otherwise stated.

Certain statements made may constitute forward-looking statements. Such statements involve a number of known and unknown risks, uncertainties and other factors. Actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements. Additional information about MAX is available at www.sedar.com.

Overview

Exploration and Evaluation Assets

Majuba Hill copper/gold/silver property, Pershing County, Nevada

During the period under review, MAX continued preparations for a development drill program at Majuba Hill designed to follow up on drilling success achieved in 2011 and 2012.

During 2012, MAX drill tested the southeast extension of near surface high grade supergene oxide mineralization identified during Phase I drilling at the historic Majuba Hill mine during 2011, and conducted follow-up drilling at the DeSoto discovery zone 1.4 km to the northwest.  A total of eight holes were completed during 2012, with initial assay results reported in September that included  4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% copper within an overall mineralized intercept of 332 m @ 12.0 g/t Ag and 0.13% Cu (23.9 g/t AgEq) in oxides in hole MM-21.

 During Phase I and II drilling completed in 2011, MAX intercepted high grade copper/silver oxide mineralization near surface over long intervals at the past producing Majuba Hill mine site and the DeSoto zone. Highlights of this prior drilling included:

Majuba Hill Mine:

•

96 m of 39.2 g/t Ag, 0.57% Cu and 0.10 g/t Au (98.3 g/t AgEq) in hole MM-06

•

50.3 m of 50.8 g/t Ag, 0.31% Cu and 0.31 g/t Au (86.7 g/t AgEq) in MM-07

•

42.7 m of 37.5 g/t Ag and 0.38% Cu (73.0 g/t AgEq) in hole MM-03

DeSoto:

•

29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t AgEq) in hole MM-18

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver, $3 U.S. per pound for Cu and $1,200 US per ounce for gold.

MAX believes that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.

On March 4, 2011, MAX entered into an Option Agreement to acquire up to a 75% interest in the historic Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC. The terms of this initial Option Agreement with Claremont allowed MAX to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property. MAX could increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period. The Majuba Hill property would be subject to a 3% NSR payable to the vendor, one-half of which could be purchased at any time for US$1.5 Million.

On December 3, 2012, MAX entered into a Mining Lease and Option to Purchase Agreement (the “Lease Agreement”) with Claremont Nevada Mines LLC of Nevada and JR Exploration LLC of Utah whereby MAX can acquire a 100% interest in the Majuba Hill Silver/Copper/Gold property in Pershing County, Nevada by the payment to Claremont of US$1 Million over a four year period, with $200,000 having been paid on signing and $200,000 payable each year on the anniversary of the effective date. This new Lease Agreement replaced the previous Option Agreement with Claremont dated March 4, 2011 whereby MAX can earn up to a 75% interest in the Majuba Hill project by spending US$10 Million over an eight year period, subject to a 3% NSR payable to the vendor.  Under the terms of this new Lease Agreement, there will be no annual work commitments and the NSR has been reduced from 3% to 1%.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.   Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims and is located approximately halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation). The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au. (The Coeur d’Alene Mines Corp. (TSX:CDM) Technical Report on the Rochester Mine is available on SEDAR).

Exploration and historic production data available on Majuba Hill outline excellent potential for the discovery of new economic zones of silver/copper and gold mineralization in a near surface environment. Production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.8 million lbs of copper

In September 2011, MAX received and mapped the results of an extensive soil sampling program at Majuba Hill. A total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.

On the northwest side of the Majuba Hill property, on unpatented land, assay results in soils ranged from 1.8 ppm Cu to 15,300 ppm (1.53%) Cu and from nil to 209 g/t Ag at the “DeSoto” zone. Sampling undertaken on the newly identified “Ball Park” target area 1 km east of the Copper Stope target area (the site of MAX’s Phase I drill program completed in August 2011) returned values from 61.2 ppm to 132 ppm Cu and from 0.16 ppm to 2.5 g/t silver. Both of these areas are identified on the soil geochemistry maps available on our web site at www.maxresource.com, with the target areas outlined in black.  MAX drilled both of these areas during a Phase II drill program that was completed in December 2011.

During the summer of 2011, MAX drilled eight core holes on patented land at the site of the past producing Majuba Hill mine. This drilling confirmed higher results for both copper and silver than reported by previous operators due to the improved sample recovery provided by core drilling, with significant gold (Au) values encountered in all drill holes; no gold assays had previously been reported, nor finding native gold in the holes as we have.

The complete assay results from the eight hole Phase I drill program at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)
MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3
MM-03	263	-70	158.6 m	91.5	134.1	42.7 m	0.38%		37.5
includes				102.1	112.8	10.7 m	0.93%		90.2

MM-05	279	-45	89.3 m	0	89.3	89.3 m	0.28%		16.5
includes				1.5	15.2	13.7 m	0.47%		30.0

MM-13	298	-56	135 m	0	135.0	135 m	0.02%		3.0

MM-15	255	-45	257 m	0	257.0	257 m	0.05%		4.3
includes				137.2	161.6	24.4 m	0.09%		12.3

MM-16	042	-45	111.2 m	0	111.2	111.2 m	0.06%	-	3.08

In October 2011, MAX commenced a Phase II core drilling program at Majuba Hill. Four holes were drilled to test new target areas identified during mapping, data compilation and soil sampling conducted over a surface area in excess of 5,500 by 2,500 m during 2011. The first hole of the Phase II program, MM-17 was drilled 730 m southeast of Phase I drilling (see the listing of drill results in the table above) and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag, indicating that this target area may be the extension of the high grade supergene oxide mineralization identified during Phase I drilling.

Two drill holes, MM-18 and MM-19, were drilled 1.4 km to the northwest of Phase I drilling to follow up on a high grade copper/silver soil anomaly approximately 1.5 km long by 500 m wide identified near the past producing DeSoto silver mine that returned values as high as 1.53% Cu and 209 g/t Ag in soils.  Hole MM-18 was drilled to a depth of 146 m and intercepted 29.2 meters of 30.5 g/t Ag and 0.69% Cu starting at 21.9 m from surface.  Hole MM-19 was drilled at the same location as hole MM-18 at an angle of –45 to the southeast, whereas hole MM-18 was drilled at the same angle to the northwest, and intercepted 3.6 m of 14.3 g/t Ag and 0.45% Cu within ten feet of surface.

The final hole of the Phase II program, MM-20, intercepted 293 m of 5.49 g/t Ag, 0.10 g/t Au and 0.09% Cu in sulfide mineralization in a porphyry-style alteration zone below the high grade Ag/Cu/Au oxide zone identified during Phase I drilling.  Gold mineralization grading 0.145 g/t Au, along with 6.3 g/t Ag and 0.13% Cu, was intercepted over the final 116 m of Hole MM-20, which was still in mineralization when terminated at the planned target depth. The increase in gold, copper and molybdenum mineralization at depth and the long intersections of mineralization add more evidence that Majuba Hill is an extensive copper/silver/gold porphyry system.

Having discovered the primary zone of porphyry mineralization below Majuba Hill, MAX concentrated its 2012 exploration activity on defining the high grade supergene (oxide) system located above this zone. The initial hole of the Phase III program, MM-21, was drilled to a depth of 351 m and tested a ridge of high grade oxide mineralization identified during geologic exploration in 2011 that appears to extend a further 500 m to the southeast to the “Ball Park” area, where hole MM-17 intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag. On completion of hole MM-21, the drill rig was moved to the DeSoto zone 1.4 km to the northwest and seven holes were drilled to follow-up on the discovery hole at DeSoto, MM-18.  Core from this program was split, logged and submitted to Inspectorate in Reno for assay.

Assays results from the first hole of the program, MM-21, were announced on September 11, 2012. Hole MM-21 intercepted 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% Cu within an overall mineralized intercept of 332 m @ 12 g/t Ag and 0.13% Cu (23.9 g/t silver equivalent (“AgEq”)) in oxides that began within 12 m of surface. Hole MM-21 was collared approximately 250 m southeast of the middle portal of the past-producing Majuba Hill mine, where Phase I drilling by MAX in 2011 intercepted long intervals of high grade silver and copper mineralization near surface.

Hole MM-21 confirms that a southeast trending ridge of high-grade oxide mineralization extends a further 500 m to the southeast from the Majuba Hill mine to the Ball Park target area. A map showing drilling locations from the 2011 exploration programs at Majuba Hill, as well as the location of MM-21, is available on our web site at www.maxresource.com.

Significant intervals from hole MM-21 are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
MM-21	068	-44	351.4 m	12.2	344.5	332.3 m	0.13%	12.0	23.9
includes				50.3	131.1	80.8		19.2
includes				56.4	61.0	4.6		58.0
includes				259.1	266.7	7.6	0.80%	10.8
includes				263.7	266.7	3.0	1.16%	10.1
includes				242.4	291.1	48.7	0.32%	16.5	47.1

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

In addition, MAX was able to acquire some of the data from drilling completed by the Minefinders Exploration group at Majuba Hill in 1974-5. This information was obtained from a reliable source but readers are cautioned that this information predates NI 43-101 and is not NI 43-101 compliant; it is provided for information purposes only and should not be relied upon. This data included Minefinders hole MF-01, which was drilled a further 250 meters to the southeast of hole MM-21 at an azimuth of 288 and a -54 angle to a total depth of 707 meters.  Hole MF-01 was assayed on 3 meter intervals and contained 155.4 m @ 9.23 g/t Ag and 0.221% Cu starting at a down hole depth of 220 meters.  Minefinders hole MF 2 was drilled at the same location as MAX’s hole MM-17 to a depth of 387 m and intercepted 30.5 m @ 0.60% Cu from 85.3 m to 115.8m. It also contained 91.4 m @ 11.2 g/t Ag from 42.7 m to 134.1 m, inclusive of 9.1 m @ 53.0 g/t. These drill results, combined with the results from our hole MM-21, serve to expand the known mineralized silver/copper zone for 500 m to the southeast and to a depth of at least 350 m from surface. We now believe that Majuba Hill is a significant porphyry system with a chalcocite blanket; the next phase of drilling at Majuba Hill will focus on the expansion of the known mineralized zone within this target area, now referred to as the “Majuba Ridge”.

In October, 2012, MAX announced assays from the seven core holes (521 m) drilled at the high grade silver/copper DeSoto soil anomaly, 1.4 km to the northwest of the main mineralized zone at the historic Majuba Hill mine in Nevada. These shallow step-out holes were drilled to test the extension of near-surface oxide mineralization at DeSoto, where the discovery hole, MM-18, intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t silver equivalent(“AgEq”)) in the fall of 2011.  Significant copper and silver mineralization was intercepted in four of the seven holes drilled, confirming DeSoto as the second highly prospective mineralized zone to be identified by MAX at Majuba Hill project. Highlights of this drilling at DeSoto included 7.8 m @ 28.0 g/t Ag and 0.57% Cu (81.5 AgEq) in hole DSM-02 and 6.4 m @ 38.8 Ag and 0.70% Cu (105.1 g/t AgEq) in DSM-06.

Significant intervals from the DeSoto drilling are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
DSM-01	059	-45	128.8	71.6	73.1	1.5	.50%	36.4	92.3

DSM-02	125	-45	66.3	3.0	4.7	2.7	0.58%	17.7	72.7
				46.5	54.3	7.8	0.57%	28.0	81.5
Includes				52.8	54.3	1.5	2.13%	101.9	342.2

DSM-04	310	-64.3	16	9.1	10.7	1.6	0.34%	18.5	50.6

DSM-06	115	-45	31.0	6.1	7.6	1.5	0.39%	26.0	63.2
				19.5	25.9	6.4	0.70%	38.8	105.1
Includes				19.5	21.0	1.6	1.26%	81.7	200.8
Includes				24.1	25.9	1.8	1.47%	65.6	204.6

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

Hole DSM-02 was drilled 200 m northwest of the DeSoto discovery hole, MM-18, and intercepted 7.8 m @ 28 g/t Ag and 0.57% Cu (81.5 g/t AgEq), inclusive of 1.5 m of 101.9 g/t Ag and 2.13 % Cu.  A further 310 m to the northwest, hole DSM-06 intersected a separate mineralized zone that included intervals of 1.6 m @ 81.7 g/t Ag and 1.26% Cu and 1.8 m @ 65.6 g/t Ag and 1.47% Cu within 26 m of surface. This initial shallow drilling indicates the presence of high grade copper and silver mineralization in the Auld Lang Syne formation at DeSoto and has provided us with a better understanding of the structural fabric of the system and the depositional environment. We believe that DeSoto is a replacement system within the Auld Lang Syne formation; detailed structural mapping and sampling will focus on the direction and mineralogy of mineralization at DeSoto and its relationship to the Majuba diking and main intrusive system on the Majuba property prior to resumption of drilling.

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 49 element suite of minerals. Standards, duplicates and blanks were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum. The core is then split and put into a sample bag which is labelled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.

On March 4 2013, the Company announced the preliminary report by John Fox, P.Eng., Consulting Metallurgical Engineer of Laurion Consulting Inc., on the test work carried out on samples from Majuba Hill by Inspectorate Exploration & Mining Services in Richmond, B.C.

A total of fourteen samples of assay sample reject material (crushed to 6 mesh) were received at Inspectorate and these were made into a single composite weighing 58 kg. A sub sample was taken for head analysis and indicated a grade of 0.62% Cu and 34.6 g/t Ag.

A series of bottle roll acid tests were carried out with sulphuric acid at pH 1.3 on material running 6 mesh and on material ground to 200 mesh. After 14 days of leaching the copper extraction was 81.1% and 84.6% respectively. These results indicate the potential for heap leaching copper in a relatively short leach cycle, with acid consumption modest at 25kg/t, which is in line with expectations.

Leach testing was also conducted with thiosulphate over a six hour period and 24 hour period.  Leaching was carried out at pH8 on the two samples, 6 mesh (un-ground) and 200 mesh.  Silver extraction of 73.4% was achieved on ground material, which was 30% higher than on un-ground material. Thiosulphate leaching is normally very rapid; the difference between ground and un-ground leach recoveries may disappear over a longer leach cycle. Moreover, the silver leach value has not been optimized and it is expected that silver recovery may increase with longer leach times.

While cyanide leaching of sulfuric acid leach residue was also undertaken and gave about a 70% recovery, the thiosulphate leach route may be preferred because of reduced reagent costs (less lime required to neutralize acid to pH8 rather than pH10, and less consumption of lixivient as thiosulphate is not consumed leaching excess copper) as well as for environmental considerations.

Clancy Wendt, VP Exploration of MAX, states: “We are extremely pleased by these preliminary results, which demonstrate the feasibility of utilizing low-cost heap leach mineral extraction technology at Majuba Hill. Test work is still ongoing with respect to longer term thiosulphate leaching, with a number of processing methods also being examined and tested, with a view to determining the optimum recovery system for Majuba Hill.”

Permitting is underway for a development drill program at Majuba Hill designed to define an initial NI 43-101 compliant inferred resource estimate, subject to receipt of additional funding.

During the year ended December 31, 2012, the Company incurred $181,781 for geological consulting fees, $204,469 for drilling and assays and $57,588 for field expenses on the Majuba Hill project.

During the nine months ended September 30, 2013, the Company incurred $39,150 for geological consulting fees, $7,381 for assaying and $6,331 for field expenses on the Majuba Hill project.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007, MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation. The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District.  Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”). The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

In March 2009, the Company announced the results of the first large (bulk) sample taken from the EMW claims. This bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimetre in size. The sample was then processed on a Wilfley Table to concentrate the heavy minerals. From this concentrate, a fired bead was made to produce a gold/silver “button”. This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver. On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 g/t gold and 1.2 g/t silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May of 2009 at EMW. The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest. Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn. The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil. The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labelled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken. The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and was open in all four directions. Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au. The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs. These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au. This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes. The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

In early November 2009, MAX received the assays from additional soil sampling completed at EMW. The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined. A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) gold. The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south, the “Southeast Extension”.

In September 2010, MAX completed additional soil sampling that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”. This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold. While the total mineralized zone now exposed at surface encompasses an area in excess of 1,650 m by 450 m in size, the mineralized area is much larger but is covered by either overburden or alluvium.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found. Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold. A soil sampling map is available on our web site at www.maxresource.com.

In August 2013 MAX announced assay results from additional bulk sampling completed at EMW.  This bulk sampling was undertaken to prepare for drilling planned for this fall, subject to permitting.  Just north of this area, the very small streams all contain free gold that can be recovered by conventional gold panning techniques.  During the current program, two 10 kg samples were taken, one from the same area as the 2009 bulk sample and the second from an area approximately 150 meters to the east.  The first 10 kg sample returned 1.5 g/t au and the second sample returned 0.87 g/t Au.

MAX has been advised by the U.S. Forest Service that its drill permit application filed in 2011 should be approved this fall, following which we plan to undertake a 12 hole core drilling program to determine the overall depth and grade of the gold mineralization in the volcanic tuff at EMW.

Clancy Wendt, VP Exploration of MAX, states “We have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, permit applications have been filed for a core drilling program to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

The Company incurred $2,387 for geologic consulting on the East Manhattan project during the year ended December 31, 2012. In addition, the Company received a refund of state property fees of $3,773 on the East Manhattan Wash project during that same period.

During the nine months ended September 30, 2013, the Company incurred geological consulting costs of $27,371, $2,534 for assaying costs and field expenses of $1,661 on the East Manhattan project and is still awaiting a drill permit.

Directors re-elected at Annual General Meeting;  Mark Gelmon appointed as CFO

At the Company’s Annual General Meeting held August 14, 2013 in Vancouver, British Columbia, the shareholders unanimously re-elected Stuart Rogers, Clancy Wendt, Dan MacInnis, Ian Smith and Paul John as directors.  Other matters approved at the meeting included the Company’s advance notice policy (the “Policy”) announced July 10, 2013.

Among other things, the Policy includes a provision that requires advance notice to the Company in circumstances where nominations of a person or persons for election to the Board of Directors are made by shareholders of the Company.  The Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Following the meeting the Board of Directors re-appointed Stuart Rogers as President and appointed Mark Gelmon, C.A. as Chief Financial Officer.

Mark Gelmon attained his Chartered Accountant designation in 1995 and is a member of the Institute of Chartered Accountants of B.C.  Mr. Gelmon currently serves as Chief Financial Officer of Woulfe Mining Corp. and Bayswater Uranium Corporation, both of which are listed on the TSX Venture Exchange.

Results of Operations – Three months ended September 30, 2013

During the three months ended September 30, 2013 (the “current period”), the Company recorded operating expenses of $114,749 as compared to operating expenses of $135,534 recorded during the three months ended September 30, 2012 (the “comparative period”). The significant changes during the current period compared to the comparative period are as follows:

Professional fees decreased to $8,050 during the current period from $22,146 incurred during the comparative period. This was primarily due to a decrease in monthly accounting fees incurred by the Company in the current period.

During the current period, the Company did not record any stock-based compensation expense, (a non-cash expense), as no stock options were granted during the current period.  This compares to stock-based compensation expense of $12,409 recorded during the comparative period relating to the vesting of previously-granted stock options.

Transfer agent, filing fees and shareholder relations expenses decreased to $39,014 during the current period from the $43,158 incurred during the comparative period.  This was primarily due to decreased expenditures on shareholder communications activities and advertising during the current period.

Office and miscellaneous increased to $11,668 during the current period from the $6,195 incurred during the comparative period as a result of the fact that the Company received a two-month rent abatement at the end of its lease term during the comparative period.

Due to the abandonment of the Diamond Peak and Table Top properties in August 2013 when annual Bureau of Land Management (“BLM”) payments became due, the Company wrote off acquisition and exploration expenses of $664,494 during the current period.  This compares to a write-off of $1,177,622 on the abandonment of exploration properties during the same period a year prior.

As a result of the foregoing, the Company incurred a comprehensive loss for the current period of $779,243 as compared to a comprehensive loss of $1,310,135 incurred during the same period a year prior.

Summary of Quarterly Results

	Q3-13	Q2-13	Q1-13	Q4-12	Q3-12	Q2-12	Q1-12	Q4-11
Other Items ($)	(664,494)	1,030	1,166	1,572	(1,174,601)	5,040	(2,355)	(5,664)
Loss ($)	(779,243)	(113,045)	(126,512)	(109,978)	(1,310,135)	(150,139)	(269,847)	(172,438)
Loss per Share($)	(0.03)	(0.00)	(0.01)	(0.01)	(0.05)	(0.01)	(0.01)	(0.01)

The loss for the fourth quarter of 2011 decreased to $172,438 from the loss of $288,698 incurred during the third quarter of fiscal 2011. The decrease was primarily due to increased stock-based compensation expense incurred in the third quarter compared to the fourth quarter, when fewer options were granted and only a portion vested during the period.

The loss for the first quarter of fiscal 2012 increased to $269,847 from the loss of $172,438 incurred during the fourth quarter of fiscal 2011. The increase is primarily due to an additional stock-based compensation expense incurred in the first quarter of fiscal 2012, when 675,000 stock options were granted that all vested immediately.

The loss for the second quarter of fiscal 2012 decreased to $150,139 from the loss of $269,847 incurred during the first quarter of fiscal 2012. The decrease is primarily due to additional stock-based compensation expense incurred in the first quarter of fiscal 2012, when 675,000 stock options were granted and the company incurred stock-based compensation expense of $109,640. In addition, shareholder communications and investor relations expenditures were both reduced during the second quarter.

The loss for the third quarter of fiscal 2012 increased to $1,310,135 from the loss of $150,139 incurred during the second quarter of fiscal 2012. The increase was primarily a result of the $1,177,622 write-off incurred on the abandonment of exploration and evaluation assets during the period, as the Company elected not to proceed with both the Ravin claims and C de Baca project and consequently all related costs were written off to operations.

The loss for the fourth quarter of fiscal 2012 decreased to $109,978 from the loss of $1,310,135 incurred during the third quarter of fiscal 2012. The decrease was primarily due to the elimination of the $1,177,622 write-off of certain exploration and evaluation assets that occurred in the prior quarter.

The loss for the first quarter of fiscal 2013 increased to $126,512 from the loss of $109,978 incurred during the fourth quarter of fiscal 2012. The increase was primarily due to additional audit fees incurred with respect to the 2012 year end audit in excess of the amount that had been accrued.

The loss for the second quarter of fiscal 2013 decreased to $113,045 from the loss of $126,512 incurred during the first quarter of fiscal 2013. There was an overall decrease in most expenses as management continues to focus on cash preservation. Consulting is the only expense that increased during the current period as a result of expensing a higher percentage of Clancy Wendt’s monthly invoices that were previously capitalized to exploration and evaluation assets.

The loss for the third quarter of fiscal 2013 increased to $779,243 from $113,045 incurred in the second quarter of fiscal 2013.  The primary change between these two quarters relates to the write-off of $664,494 on abandonment of the Diamond Peak and Table Top properties during the current quarter.

Liquidity and Solvency

At September 30, 2013, the Company had working capital of $53,872 and cash on hand of $304,015. This compares to working capital of $498,352 at December 31 2012, inclusive of cash and cash equivalents of $510,288.

The decrease in cash of $206,273 during the nine months ended September 30, 2013 was due to net cash used in operating activities of $165,447 and expenditures on exploration and evaluation assets of $62,978, offset by the receipt of $22,152 pursuant to the recovery of reclamation bonds.

As of the date of this report, MAX has approximately $284,000 in cash, which will provide sufficient working capital to maintain its interests in its key properties until early 2014 as well as its general and administrative expenses through the same period.   On order to conserve cash, the Company elected to abandon its Diamond Peak and Table Top properties in Nevada when the annual Bureau of Land Management payments came due in August 2013.  The Company has commitments in the future (later this fiscal year and beyond) on its mineral properties and may be forced to abandon one or more of these properties if the Company does not have the financial means to meet these commitments at that time, or does not feel it is fiscally prudent to do so.

During the balance of fiscal 2013, MAX intends to focus its efforts and cash resources on exploration for gold at its East Manhattan Wash project in Nevada.   It is anticipated that the Company will have to obtain other financing or raise additional funds in order to conduct further exploration at East Manhattan Wash and Majuba Hill during fiscal 2014.  While the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties

Adoption of New Accounting Standards

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2013:

IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 10, “Consolidated Financial Statements”

IFRS 10, “Consolidated Financial Statements”, provides a definition of control under IFRS such that the same criteria are applied to all entities.  Control exists when an entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the investor’s return.  The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 11, “Joint Arrangements”

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities - Non-monetary Contributions by Venturers”. The adoption of this standard had no impact on the Company’s unaudited condensed consolidated interim financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.  The requirements of IFRS 12 relate only to disclosures that are applicable for the first annual period after adoption; these disclosure requirements will be incorporated as necessary in the Company’s annual financial statements for the year ended December 31, 2013.

IFRS 13, “Fair Value Measurement”

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  The full disclosure requirements of IFRS 13 are prospective and will be incorporated in the Company’s annual financial statements for the year ended December 31, 2013.

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30, 2013	December 31, 2012
Company controlled by a director of the Company	$ 100,540	$ 10,000
Director of the Company	102,215	10,000
	$ 202,755	$ 20,000

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

During the three months ended September 30, 2013, the Company accrued management fees of $30,000 (2012 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.

During the three months ended September 30, 2013 the Company accrued geologic consulting fees of $30,000 (2012 - $30,000) to a private company controlled by Clancy Wendt, the VP Exploration and a Director of the Company.

Financial Risk and Capital Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its GST receivable. This risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in United States dollar while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in United States dollars:

	September 30, 2013	December 31, 2012
Cash	$ 38,004	$ 62,180
Accounts payable	(105,962)	(10,000)
	$ (67,958)	$ 52,180

Based on the above net exposures as at September 30, 2013, a 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $6,796 (December 31, 2012 - $5,218).

Interest rate risk

Interest rate risk is the risk due to variability of interest rates.  The Company is exposed to interest rate risk on its bank account.  The income earned on the bank account is subject to the movements in interest rates.  The Company has cash balances and no-interest bearing debt, therefore, interest rate risk is nominal.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, net of cash and cash equivalents.

There were no changes in the Company's approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$ 304,015	$ 510,288
Loans and receivables:
Receivables and prepaids	4,215	8,040
Taxes recoverable	987	21,658
Reclamation deposits	31,145	53,297
	$ 340,362	$ 593,283

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2013	December 31, 2012
Non-derivative financial liabilities:
Trade payables	$ 52,590	$ 5,633
Amounts due to related parties	202,755	20,000
	$ 255,345	$ 25,633

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2013 and December 31, 2012:

As at September 30, 2013
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 304,015	$ - -	$ -

As at December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 510,288	$ -	$ -

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of November 8, 2013.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company has 24,505,985 common shares issued and outstanding as of November 8, 2013.  In addition, there are no share purchase warrants outstanding and 2,200,000 incentive stock options outstanding with exercise prices ranging between $0.24 and $0.25 and expiring between August 2014 and February 2015.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  November 8, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director